MARKETING AND PROMOTION AGREEMENT

     THIS MARKETING AND PROMOTION AGREEMENT (this “Agreement”), is made and entered into as of August 4, 2005 (the “Effective Date”), by and between Who’s Your Daddy, Inc., a Nevada corporation (“WYD”), with its principal place of business located at 3131 Camino Del Rio North, Suite 1650, San Diego, CA 92108, and Rich Entertainment, Inc., a California corporation (“RE”), f/s/o Percy Miller, with its principal place of business located at 9720 Wilshire Blvd., Suite 700, Beverly Hills, CA 90212.

     WHEREAS, RE and/or its officers, including Percy Miller, aka the recording artist known as Master P (“Artist”), are of celebrity status and are currently engaged in the entertainment industry, as well as other industries relating to the marketing and distribution of trademarked and branded merchandise.

     WHEREAS, WYD owns certain proprietary rights relating to the trademark and trade name “Who’s Your Daddy” (the “Marks”) and sells certain products labeled and/or branded with the Marks (the “Products”).

     WHEREAS, WYD and RE desire to enter into this Agreement to market and distribute certain Products through distribution channels and media access available to RE, on the terms and subject to the conditions set forth herein.

     NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, the parties hereto agree as follows:

1.
Services. RE shall assist WYD in the promotion, marketing, advertising and distribution of the Promoted Products (defined below in Section 2) by providing the following services (the “Services”) with respect to the Promoted Products:

1.1

Product Placement. RE will assist WYD in entering into agreements with stores and retail chains, including, without limitation, K-Mart, Wal-Mart, Target, and Payless Shoe Stores (“Retail Stores”) for the placement of Promoted Products for sale in the Retail Stores.
WYD shall have control over the contract process with Retail Stores, including, without limitation, negotiations with Retail Stores regarding prices, terms and conditions; provided, that RE shall cooperate in good faith with such efforts by WYD if requested by WYD.

	1.2	Personal Appearances. Subject to his reasonable availability, Artist shall make personal appearances for WYD.]

1.3
RE Identification. Subject to RE approval, RE grants WYD the right to use the RE Identification (defined below) for advertising and promotions for the Promoted Products in all media now known or as may be hereafter developed, including, without limitation, print, broadcast, electronic and wireless media, including, without limitation, television, radio, newspapers, magazines, free standing inserts, direct mail, trade organizers, outdoor advertising, point-of-sale advertising, in-house publications and internal (not for broadcast or public distribution), as well as all other reasonable forms of advertising and labeling, whether now known or developed, or developed hereafter. "RE Identification" means Artist’s name, signature, approved photograph, voice or other sound effects, approved likeness, personality, endorsement, biography, all as approved and provided by RE to WYD specifically for use in connection with Promoted Products, and any distinctive elements, lettering style or color used in connection therewith.

RE shall have the right to approve of such uses of the RE Identification, with such approval not to be unreasonably withheld or delayed.

	1.4	[Links. The parties agree to coordinate efforts as necessary to establish hotlinks between [WYD WEBSITE] and [MASTER P WEBSITE].]

2.
Product Approval Process. RE shall have the right to approve of the Products with respect to which it will render Services (the “Promoted Products”), with such approval not to be unreasonably withheld. RE must give reasonable reasons for not approving a Product. The parties agree to attend and participate in a reasonable number of business meetings each year during the Term relating to the Services and the promotion, advertising, marketing and distribution of the Products. At such meetings, among other things, the parties shall discuss and identify which Products will be Promoted Products. RE shall promote , subject to his schedule, different Promoted Products during the Term. For the avoidance of doubt, no approval of RE will be required for WYD to market or distribute any Products without the use of the Services, or RE identification.

3.
Performance of Services. RE shall use commercially reasonable efforts to perform the Services, shall actively promote and procure offers from Retail Stores on a continuing basis to enter into agreements with WYD to place the Promoted Products for sale in such Retail Stores, and shall comply with good business practices and all applicable laws and regulations. RE shall make no false or misleading representations to Retail Stores, Key Decision-Makers or other persons with regard to the Promoted Products or WYD. RE will not add to, delete from or modify any sales or marketing documentation or forms provided by WYD, except with the prior written consent of WYD.

4.	Guarantee. Artist hereby irrevocably and unconditionally guarantees the timely performance in full of any and all of RE’s material obligations under this Agreement.

5.
Other Channels. Nothing in this Agreement shall be construed as limiting in any manner WYD’s efforts to enter into agreements with Retail Stores with which RE has not introduced WYD to Key Decision-Makers, or to otherwise market and distribute its Products.

6.	Ownership; Trademark Protection.

6.1
Usage Guidelines. RE shall use the Marks at all times in accordance with sound trademark and trade name usage principles and in accordance with all applicable laws and regulations as necessary to maintain the validity and enforceability of the Marks. Neither party will use the Marks in a manner that injures, devalues or demeans the other , its Marks or Products, or knowingly portrays the other, its Marks or Products in a false, competitively adverse or poor light. Any printed or acceptable written materials regarding the Products distributed by RE in the performance of the Services shall state that the Marks are owned by WYD in a form reasonably acceptable to WYD.

6.2
No Alteration by RE. RE shall not alter the appearance of the Marks on the Products, or in any publicly distributed materials, from the appearance of the Marks on Products or materials provided to RE by WYD. WYD may, in its sole discretion, change the style or appearance of its Marks from time to time.

6.3
Ownership by WYD. RE acknowledges that the Marks and all rights therein and the goodwill pertaining thereto belong exclusively to WYD. RE’s use of the Marks shall inure to the benefit of WYD for all purposes, including trademark registration. Without limiting the generality of the foregoing, RE shall not challenge the validity of WYD’s ownership of the Marks or any registration or application for registration thereof.

6.4
Registration. WYD shall have the right to prosecute and maintain registrations of the Marks. RE agrees not to register, or attempt to register, the Marks or any confusingly similar intellectual property in its own name or any other name anywhere in the world, or to use the Marks in commerce other than as provided herein.

	6.5	Third Party Infringement.

(a)
Control by WYD. In the event that RE learns of any infringement or unauthorized use of the Marks in connection with the Products, it shall promptly notify WYD. WYD shall have the sole initial right to bring infringement actions or other similar proceedings against third parties in order to protect the Marks. If requested to do so, RE shall reasonably cooperate with WYD in any such action, including but not limited to joining the action as a party if necessary to maintain standing, at WYD’s expense. Any award, or portion of an award, recovered by WYD in any such action or proceeding commenced by WYD shall be shared equally between WYD and RE after recovery by both parties of their respective, actual out-of-pocket costs and reasonable attorneys’ fees incurred in connection with such action or proceeding.

(b)
Control by RE. If WYD determines not to take any such action within forty-five (45) days after receipt of the notice specified in Section 6.5(a), then RE may take such action in its own name at its own expense; provided that it first obtains the consent of WYD and keeps WYD informed of the status of, and its respective activities regarding such action and any proposed settlement or other resolutions thereof. WYD may cooperate with RE or join such action at its sole discretion, at WYD’s expense. Any award recovered by RE in any action or proceeding commenced by RE as permitted herein shall be shared equally between WYD and RE, after recovery by both parties of their respective, actual out-of-pocket costs and reasonable attorneys’ fees incurred in connection with such action or proceeding.

7.	Term and Termination.

7.1
Term. The initial term of this Agreement shall commence on the Effective Date and shall continue, unless sooner terminated as provided herein, for a period of twelve (12) months (the "Initial Term"). Upon the mutual agreement of both parties hereto, this Agreement shall renew for a successive period of twelve(12) months (the "Renewal Term", and, together with the Initial Term, the “Term”)

	7.2	Termination. This Agreement may be terminated:

(a)
By either party if the other party defaults in the performance of any material term or condition of this Agreement and such default continues without cure for a period of thirty (30) days after the delivery of written notice thereof by the terminating party to the other party;

(b)
By either party if the other party becomes insolvent, enters into or files on its own, or has filed against it, a petition, arraignment or proceeding seeking an order for relief under the bankruptcy laws of its respective jurisdiction which is not dismissed within ninety (90) days after filing, enters into a receivership of any of its assets, enters into a dissolution or liquidation of its assets or makes an assignment for the benefits of its creditors;

(c)
By WYD immediately upon written notice if RE and/or Artist at any time during the Term of the Agreement, if convicted of a criminal act, or does anything that is or shall be an offense involving moral turpitude under federal, state, or local laws, or which brings WYD into public disrepute, contempt, scandal or ridicule, or which can reasonably be considered shocking, insulting, or offensive to the community or any group or class thereof, or which reflects unfavorably upon the reputation of RE, Artist or WYD; or

	(d)	By WYD, at its sole discretion, upon thirty (30) days prior written notice citing the reason therefore.

	7.3	Effect of Termination. Sections 6, 11, 12 and 13 shall survive termination or expiration of this Agreement.

8.	Compensation.

	8.1	Payments.

(a)
Upon the execution of this Agreement: WYD will issue RE (i) a warrant (the “Warrant”) to purchase Three Million (3,000,000) shares of Common Stock of WYD, on the same terms and conditions governing the warrants to purchase Common Stock of WYD issued to Edon Moyal, Dan Fleyshman and Mark De Mattei, and (ii) 908,709 shares of conditional restricted stock of WYD (the “Stock”), of which 200,000 shares shall be fully vested upon the execution of this Agreement and the remainder of which shall vest pursuant to Section 8.1(c) .

(b)
During the Initial Term: Commencing on June1, 2005, , WYD shall pay RE Twelve Thousand Dollars ($12,000) per month, payable on or before the 15th day of each Contract Month. “Contract Month” shall mean the one (1) month period commencing on the Effective Date, as set forth above, and each successive one (1) month period during the Term of this Agreement.

(c)
If within 24 months from execution hereon, WYD has received Gross Revenues (defined below) of Four Million Dollars ($4,000,000) from the sale of Promoted Products as a direct result of RE’s performance of the Services: (i) the remaining unvested 708,709 shares of the Stock shall thereupon become fully vested; (ii) WYD will pay RE a performance bonus (the “Bonus”) of two and one-half percent (2 1/2%) of the Gross Revenues from sales of the

Promoted Products, including the revenues generated through sales of the PHARB hangover remedy, through the efforts of RE, for the five (5) year period commencing on the Effective Date, payable on an annual basis in cash, with the payment date anticipated to be in the last week of the fourth quarter of each calendar year;; (iii) WYD will provide D&O insurance under which Artist is granted coverage commensurate with the officers and directors of WYD; and (v) WYD will indemnify and hold harmless RE from claims arising out of any alleged and/or actual infringement or other violation by the Marks of a third party’s U.S. patents, trademarks, copyrights, and trade secrets.

“Gross Revenues” means the total of the gross invoice prices of Promoted Products sold by WYD, less the sum of actual and customary deductions where applicable and separately listed, including without limitation: bad debt; collection costs; commission payments; cash, trade, or quantity discounts; sales, use, tariff, import/export duties or other taxes imposed on particular sales; transportation charges; or credits to customers or refunds because of rejections or returns.

(d)
If WYD has not generated Gross Revenues of Four Million Dollars ($4,000,000) during the Initial twenty four (24) month Term from the sale of Promoted Products as a direct result of RE’s performance of the Services: (i) WYD shall have no obligation to make any monthly payments to RE after the Initial 12 month Term; (ii) the remaining unvested 708,709 shares of Stock shall fail to vest, and any right RE has in such 708,709 shares of Stock shall terminate; (iii) RE shall not be entitled to receive the Bonus; and (iv) the Warrant shall automatically be cancelled. Notwithstanding the foregoing, RE will receive two and one-half percent (2 1/2%) of the Gross Revenues from the sale of Promoted Products that are a direct result of RE’s performance of the Services for three years for the three year period commencing on the Effective Date, payable on an annual basis in cash, with the payment date anticipated to be in the last week of the fourth quarter of each calendar year.

9.
Investor Representations and Acknowledgments of RE. RE (i) represents and warrants that it is an “accredited investor” within the meaning of Securities and Exchange Commission Rule 501 of Regulation D, as presently in effect; and (ii) acknowledges and agrees that the WYD capital stock that it will be issued pursuant to this Agreement will be “restricted securities” under the federal securities laws and may not be resold without registration under the Securities Act of 1933, as amended, except in certain limited circumstances; and (iii) agrees to enter into any additional documents with respect to the purchase of the capital stock, which documents shall include investor representations, limitations on transfer, market stand-off provisions and further restrictions on the capital stock.

10.	Representations and Warranties.

10.1

By RE. RE hereby represents and warrants that:

RE is free to enter into this Agreement and to grant the rights herein granted without violating the rights of any third party, and is not subject to any obligation or disability which will or might hinder or prevent the full completion and performance by RE of all of the covenants and conditions to be kept and performed by RE hereunder.

	10.2	By WYD. WYD hereby represents and warrants that:

WYD is free to enter into this Agreement and to grant the rights herein granted without violating the rights of any third party, is not subject to any obligation which will or might hinder or prevent the full completion and performance by WYD of all of the covenants and conditions to be kept and performed by WYD hereunder.

11.	Confidentiality.

11.1
Confidential Information. Information of WYD including, but not limited to, trade secrets, know-how, inventions (whether patentable or not), ideas, improvements, materials, data, specifications, drawings, processes, results, and formulae and all other business, technical and financial information received from WYD or an WYD customer shall be the confidential information (“Confidential Information”) of WYD. RE shall, at all times, both during the term of this Agreement and thereafter, keep in confidence as a fiduciary all of WYD’s Confidential Information received by it. RE shall not use the Confidential Information of WYD other than as expressly permitted under the terms of this Agreement or by a separate written agreement. RE shall take reasonable steps to prevent unauthorized disclosure or use of WYD’s Confidential Information and to prevent it from falling into the public domain or into the possession of unauthorized persons. RE shall not disclose Confidential Information of WYD to any person or entity other than its officers, employees, consultants and subsidiaries who need access to such Confidential Information in order to perform its obligations under this Agreement and who have entered into written confidentiality agreements which protect the Confidential Information of WYD.

11.2
Exceptions to Confidential Information. Information that is in or (through no improper action or inaction of RE or any affiliate, agent or employee) enters the public domain shall not be Confidential Information hereunder. Without granting any right or license, WYD agrees that the obligations set forth in Section 11.1 shall not apply to the extent that Confidential Information includes information which RE can document (i) was rightfully in its possession or known by it prior to receipt from WYD, or (ii) was rightfully disclosed to it by another person without restriction

11.3
Equitable Relief. Each party acknowledges and agrees that due to the unique nature of the Confidential Information, there can be no adequate remedy at law for any breach of the obligations hereunder and that such breach may allow RE or third parties to unfairly compete with WYD resulting in irreparable harm to WYD. Therefore, upon any such breach or threat of breach, WYD shall be entitled to appropriate equitable relief in addition to whatever remedies WYD has at law. RE agrees to notify WYD in writing immediately upon learning of any unauthorized release or breach of its obligations of nondisclosure hereunder.

12.
Limitation of Liability. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY INCIDENTAL, CONSEQUENTIAL, SPECIAL OR PUNITIVE DAMAGES OF ANY KIND OR NATURE ARISING OUT OF THIS AGREEMENT OR THE SALE OF PRODUCTS, WHETHER SUCH LIABILITY IS ASSERTED ON THE BASIS OF CONTRACT, TORT (INCLUDING THE POSSIBILITY OF NEGLIGENCE OR STRICT LIABILITY), OR OTHERWISE, EVEN IF THE PARTY HAS BEEN WARNED OF THE POSSIBILITY OF ANY SUCH LOSS OR DAMAGE, AND EVEN IF ANY OF THE

LIMITED REMEDIES IN THIS AGREEMENT FAIL OF THEIR ESSENTIAL PURPOSE.

IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY IN AN AMOUNT GREATER THAN THE AGGREGATE AMOUNTS ACTUALLY PAID BY WYD TO RE UNDER SECTION 8.1 OF THIS AGREEMENT.

13.	Miscellaneous.

	13.1	Press Releases. Each party shall have the right to approve all press releases in which its officers or directors are mentioned prior to such release.

13.2
Notices. All notices and other communications required or permitted to be given pursuant to this Agreement shall be in writing, and shall be delivered either personally, or by overnight delivery service, freight charges prepaid, and addressed to the parties as follows:

If to RE:	If to WYD:

Rich Entertainment, Inc.	Who’s Your Daddy, Inc.
9720 Wilshire Blvd., Suite 700	3131 Camino Del Rio North, Suite 1650
Beverly Hills, CA 90212	San Diego, CA 92108
Attn: President	Attn: President
CEO

With a copy to:	With a copy to:

Percy Miller	Fish & Richardson P.C.
1171 N Barrington Ct	12390 El Camino Real
LA, Ca, 90049	San Diego, CA 92130
Attn: Edith A. Bauer

The parties may change their addresses for notice by giving notice of such change in accordance with this section. Notices sent by over night delivery service shall be deemed received on the business day following the date of deposit with the delivery service.

13.3
Entire Agreement. This Agreement sets forth the entire agreement between the parties with respect to the subject matter hereof, and all prior negotiations, discussions, commitments and/or understandings relating thereto, if any, are merged herein. This Agreement may be modified only by a written agreement signed by a duly authorized representative of each of the parties. No representations, oral or otherwise expressed or implied, other than those specifically contained in this Agreement have been made by any party hereto. No other agreements not referred to or specifically contained herein, oral or otherwise, shall be deemed to exist or to bind any of the parties hereto.

13.4
No Assignment; Successors and Assigns Bound. Neither party shall have the right or power to assign this Agreement, or any interest therein, nor may this Agreement or any interest therein be assigned by operation of law, or otherwise, without the prior written consent of the other party, which may be granted or withheld in the reasonable discretion of such party; provided, however, that WYD may assign its rights and obligations under this Agreement to persons or entities acquiring all or substantially all of the operating assets or shares of stock of WYD, or to an entity controlled by, under common control with, or controlling WYD. Any assignment without the prior written consent of the other party, if required, shall be null and void and of no force or effect. Without limiting the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective successors and permitted assigns.

13.5
Waiver. No waiver by either party, whether express or implied, of any provision of this Agreement or of any breach or default of any party, shall constitute a continuing waiver of such provision or any other provisions of this Agreement, and no such waiver by any party shall prevent such party from acting upon the same or any subsequent breach or default of the other party of the same or any other provision of this Agreement.

13.6
Disclaimer of Agency. This Agreement does not constitute either party the agent of the other, or create a partnership or joint venture between the parties, and neither RE nor WYD shall have any power to obligate or bind the other in any manner whatsoever, and neither party will not attempt to do so, or imply that it may do so.

13.7
Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and may be delivered by personal delivery, confirmed facsimile transmission, first class mail, or overnight courier service providing proof of delivery, but all of which together shall constitute one and the same instrument.

13.8
Severability. In the event that any provision of this Agreement shall be determined to be illegal or unenforceable, that provision will be limited or eliminated to the minimum extent necessary so that this Agreement shall otherwise remain in full force and effect and enforceable.

13.9
Expenses. In the event a dispute between the parties hereunder with respect to this Agreement must be resolved by litigation or other proceeding or a party must engage an attorney to enforce its right hereunder, the prevailing party shall be entitled to receive reimbursement for all associated reasonable costs and expenses (including, without limitation, attorneys fees) from the other party.

13.10
Governing Law. This Agreement shall be governed by and construed under the laws of the State of California, excluding its choice of law principles. The parties consent to the exclusive jurisdiction of the state and Federal courts in San Diego County, California.

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     IN WITNESS WHEREOF, the parties hereto have executed this Agreement in the manner appropriate to each as of the year and date first set forth above.

WHO’S YOUR DADDY, INC.			RICH ENTERTAINMENT, INC.
f/s/o PERCY MILLER

By:	/s/ Edon Moyal	By:	/s/ Percy Miller
	Edon Moyal, CEO		Percy Miller, President and CEO

Date Signed: August 4, 2005			Date Signed: August 4, 2005